# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: International Tower Hill Mines Ltd., CIK 0001134115
CUSIP: 46050R102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 200 Burrard Street, Suite 1570, Vancouver, British Columbia Canada (A1), V6C 3L6
Date of event which requires filing of this statement: 01/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001699437

## Reporting persons
- Electrum Strategic Opportunities Fund II L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,765,672; sole dispositive power 0; shared dispositive power 28,765,672; aggregate amount beneficially owned 28,765,672 (11.1% of the class)
- Electrum Strategic Opportunities Fund II GP L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,765,672; sole dispositive power 0; shared dispositive power 28,765,672; aggregate amount beneficially owned 28,765,672 (11.1% of the class)
- ESOF II GP Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 28,765,672; sole dispositive power 0; shared dispositive power 28,765,672; aggregate amount beneficially owned 28,765,672 (11.1% of the class)
- The Electrum Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,918,825; sole dispositive power 0; shared dispositive power 31,918,825; aggregate amount beneficially owned 31,918,825 (12.3% of the class)
- Electrum Global Holdings L.P.: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,918,825; sole dispositive power 0; shared dispositive power 31,918,825; aggregate amount beneficially owned 31,918,825 (12.3% of the class)
- TEG Global GP Ltd.: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,918,825; sole dispositive power 0; shared dispositive power 31,918,825; aggregate amount beneficially owned 31,918,825 (12.3% of the class)

## Item 1. Issuer
Name of issuer: International Tower Hill Mines Ltd.
Address of issuer's principal executive offices: 200 Burrard Street, Suite 1570, Vancouver, BC V6C 3L6, Canada

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by each of the entities below (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):

(i) Electrum Strategic Opportunities Fund II L.P. ("ESOF II");

(ii) Electrum Strategic Opportunities Fund II GP L.P. ("ESOF II GP L.P.");

(iii) ESOF II GP Ltd. ("ESOF II GP");

(iv) The Electrum Group LLC ("TEG Services");

(v) Electrum Global Holdings L.P. ("Global Holdco"); and

(vi) TEG Global GP Ltd. ("TEG Global").

The Reporting Persons have entered into a Joint Filing Agreement, dated January 29, 2026, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this amendment to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 600 Fifth Avenue, 24th Floor, New York, New York 10020.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 29, 2026, ESOF II directly owned 28,765,672 Common Shares. ESOF II GP L.P. is the general partner of ESOF II, and ESOF II GP is the general partner of ESOF II GP L.P. TEG Services acts as investment advisor to ESOF II. ESOF II GP is wholly owned by Global Holdco. TEG Global is the general partner of Global Holdco. Therefore, each of ESOF II GP L.P., ESOF II GP, TEG Services, Global Holdco and TEG Global may be deemed to beneficially own the Common Shares held by ESOF II.

As of January 29, 2026, Global Holdco directly owned 3,153,153 Common Shares. TEG Services acts as investment advisor to Global Holdco. TEG Global is the general partner of Global Holdco. Therefore, each of TEG Services and TEG Global may be deemed to beneficially own the Common Shares held by Global Holdco.

Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein, if any. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
Percent of class: See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 259,575,491 common shares, no par value ("Common Shares"), of International Tower Hill Mines Ltd. (the "Issuer"), as reported by the Issuer to be outstanding after the closing of the Public Offering and Concurrent Private Placement pursuant to the Issuer's Prospectus Supplement filed with the SEC on January 26, 2026 and press release issued January 27, 2026.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Electrum Strategic Opportunities Fund II L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (01/29/2026)
- Electrum Strategic Opportunities Fund II GP L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (01/29/2026)
- ESOF II GP Ltd.: /s/ Michael H. Williams, Michael H. Williams, Director (01/29/2026)
- The Electrum Group LLC: /s/ Michael H. Williams, Michael H. Williams, Senior Managing Director (01/29/2026)
- Electrum Global Holdings L.P.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (01/29/2026)
- TEG Global GP Ltd.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (01/29/2026)
Comment: Electrum Global Holdings L.P. By: TEG Global GP Ltd., its general partner

Electrum Strategic Opportunities Fund II L.P. By: Electrum Strategic Opportunities Fund II GP L.P., its general partner By: ESOF II GP Ltd., its general partner

Electrum Strategic Opportunities Fund II GP L.P. By: ESOF II GP Ltd., its general partner